Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Organization
Enfusion Ltd. LLC	Delaware
Enfusion US 1, Inc.	Delaware
Enfusion US 2, Inc.	Delaware
Enfusion US 3, Inc.	Delaware
Enfusion Systems UK Ltd	England and Wales
Enfusion HK Limited	Hong Kong
Enfusion Software Limited	The Republic of Ireland
Enfusion Softech India Private Limited	The Republic of India
Enfusion (Singapore) Pte. Ltd.	The Republic of Singapore
Enfusion do Brasil Tecnologia da Informacao Ltda	The Federative Republic of Brazil
Enfusion (Australia) Pty. Ltd.	New South Wales
Enfusion (Shanghai) Co., Ltd.	The People’s Republic of China